August 26, 2013

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Jan Woo
Amanda Kim
Melissa Walsh

Re:	RingCentral, Inc.
Confidential Submission No. 2 of the Draft Registration Statement on Form S-1
Submitted July 26, 2013
CIK No. 0001384905

Ladies:

On behalf of RingCentral, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 14, 2013, relating to the Company’s Confidential Draft Registration Statement on Form S-1 confidentially submitted to the Staff on July 26, 2013 (the “Confidential Registration Statement”). We are concurrently filing via EDGAR this letter and a Registration Statement on Form S-1 (the “Registration Statement”). For the convenience of the Staff, we have enclosed herewith four marked copies showing changes from the Confidential Registration Statement submitted on July 26, 2013 and four copies of certain exhibits referenced therein that were not provided with the submission of the Confidential Registration Statement.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

General

1.	We note that the graphic on the back cover page of the prospectus submitted in your letter dated July 26, 2013 states that the company has “over 300,000 businesses” as customers. Please consider adding a footnote to indicate the date on which the information is based.

Securities and Exchange Commission

Re: RingCentral, Inc.

August 26, 2013

In response to the Staff’s comment, the Company has revised the graphic on the back cover of the Registration Statement to include a footnote to indicate the information is dated as of the date of the preliminary prospectus included in the Registration Statement.

Risk Factors

We rely on third-parties for software development, quality assurance and customer support, page 19

2.	Please consider disclosing the information that you provide in response to prior comment 10 regarding the agreements with the third-party providers of software development, quality assurance and customer support for the company. Although you may not be substantially dependent upon the agreements with these third-party providers, it appears that these agreements are material to the growth of your company and investors should understand their termination provisions.

In response to the Staff’s comment, the Company has revised its disclosure on page 19 of the Registration Statement to include the termination provisions of the agreements with these third-party providers of software development, quality assurance and customer support for the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 56

3.	Please refer to prior comment 13 and expand the “risk and challenges” that you expect to face and the impact on your results of operations in pursuing the growth strategies you discuss. For example, we note your disclosure in the risk factors that targeting medium-sized and larger businesses for sales of your services could materially and adversely affect your results of operations by increasing costs such as research and development, increasing costs for support and professional services, and causing a delay of associated revenue.

In response to the Staff’s comment, the Company has revised its disclosure on page 57 of the Registration Statement to expand the discussion of the risks and challenges that the Company faces in pursuing its growth strategies and the impact on the Company’s results of operations.

Securities and Exchange Commission

Re: RingCentral, Inc.

August 26, 2013

Key Business Metrics, page 58

4.	We note your response to prior comment 15 but it is unclear why you believe that the company’s conversion of free trial customers to paying customers is captured (in dollar amounts) in the Annualized Exit Monthly Recurring Subscriptions and Net Monthly Subscription Dollar Retention Rate. Although these metrics reflect new customers gained by the company over a period, it does not appear to capture the percentage of customers gained through free trials. Further, it is unclear why you do not consider conversion of free trial customers as a key metric given your disclosure that you believe that your success depends, in part, on this conversion. Please advise.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe the conversion of free trial customers is a key metric for the Company. Accordingly, in response to the Staff’s comment, the Company has revised the risk factor on page 15 of the Registration Statement to delete the disclosure that the Company believes that its success depends on the conversion of free trial customers.

Results of Operations, page 62

5.	Your response to prior comment 17 does not provide a meaningful understanding of the factors that contributed to the 42% increase in services revenue for the period ended March 31, 2013 and the 47% increase in services revenue for the period ended December 31, 2012. Please revise to quantify each factor that contributed to a material change for each of the periods discussed. To the extent that you believe as you state in response to prior comment 17 that such disclosure would reflect “volume trends...that vary for reasons that are not related to trends in the Company’s business” you should discuss those reasons why you believe they are not reflective of trends in the company’s business.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that due to the variability of upsell and number of users signed up with new customers, quantification and disclosure of these individual factors would be misleading and should therefore be considered in the aggregate.

In response to the Staff’s comment, the Company has revised the results of operations section for all periods presented with respect to services revenues on pages 63, 64, 66 and 68 to address the Staff’s comment.

Securities and Exchange Commission

Re: RingCentral, Inc.

August 26, 2013

Liquidity and Capital Resources, page 83

6.	We note your revised disclosure in response to prior comment 26 that you believe that future liquidity sources together with your existing cash balances will be sufficient to meet your cash requirements for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources, without regard to the contingent put right to issue additional preferred stock, considering that it may expire, or tell us the date at which you intend to exercise the put right. We refer you to FRC 501.03(a) and Section IV of SEC Release 33-8350 for additional guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Registration Statement to address its ability to continue to fund operations utilizing current sources of liquidity.

Business, page 88

7.	In response to prior comment 29, you state that AT&T was disclosed as an example of a reseller of the company’s services given the “strong brand and significant market presence of AT&T” although this reseller has never represented more than 10% of the company’s total revenues. To the extent that you continue to identify AT&T as an example of a reseller, you should provide contextual disclosure such as the amount of revenues AT&T generated for the company for each period.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe disclosure of the amount of revenues generated from its agreement with AT&T is necessary pursuant to Item 101 of Regulation S-K because the Company is not substantially dependent on its sales through AT&T, the loss of its reseller relationship with AT&T would not have a material adverse effect on the Company and revenues from sales through AT&T have not accounted for more than 10% of the Company’s total revenues in any fiscal period presented in the Registration Statement. Furthermore, the revenues the Company generates from sales through AT&T are confidential under the terms of its reseller agreement with AT&T and could harm the Company’s relationship with AT&T if publicly disclosed.

Certain Relationships and Related Party Transactions, page 123

8.	Please expand your disclosure in response to prior comment 30 to disclose the material terms of the voting agreement with certain holders of more than 5% of your common

Securities and Exchange Commission

Re: RingCentral, Inc.

August 26, 2013

stock. In this regard, disclose the directors who were designated pursuant to the voting agreement and state the terms of these directors. Indicate whether these directors will serve after the completion of the offering and which class of directors each person will be designated as part of your staggered board.

In response to the Staff’s comment, the Company has revised the disclosure of page 129 of the Registration Statement to disclose the directors who were designated pursuant to the voting agreement, the terms of such designated directors and which directors will serve after the completion of the offering.

The Company supplementally advises the Staff that it intends to have a staggered board with three classes of directors to be elected to overlapping three-year terms. In response to the Staff’s comment, the Company has revised the disclosure on page 111 to provide which directors will be designated for which terms.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-11

9.	We acknowledge your response to prior comment 35. You explain that the straight-line method was more appropriate than the proportional performance method because your subscription arrangements consist of multiple services with no one service considered predominant. Please tell us what factors are considered in pricing and marketing these services within a single subscription arrangement from the customer’s perspective.

The Company acknowledges the Staff’s comment and supplementally informs the Staff that the Company markets its subscription arrangements as a cloud-based business communications solution. From a customer’s perspective, the Company’s solutions are attractive because they can access an affordable business communications solution for a fixed monthly subscription rate and avoid the costs commonly associated with on-premise systems, including upfront infrastructure hardware costs, ongoing maintenance and upgrade costs, and the costs of dedicated and trained IT personnel. Based on these factors, the Company markets its subscription arrangements as bundled solution offerings that incorporate several features, which together are considered when determining the pricing of the subscription. The Company’s subscription rates vary with the number of users, phone extensions and minutes allotted to the plan or edition to meet the different needs of its customers. However, once a customer selects a plan or edition, the subscription rate charged is a single, fixed amount billed in

Securities and Exchange Commission

Re: RingCentral, Inc.

August 26, 2013

advance over a monthly contractual term, which provides the customer a predictable cost for its business communications. The Company believes that the multiple service elements provided are viewed by the customer as a single solution for the customer’s business communications needs. As business communications covered by the fixed fees are provided continuously over the contractual term with varying patterns of consumption by customer and period, the Company believes the straight-line method is the most appropriate method to account for these fees.

10.	In response to prior comment 35, you indicate that the service elements of subscription plans include providing dedicated phone numbers, an easy to use interface, inbound calling minutes, and customer support, in addition to usage of minutes. Tell us whether these services are considered separate units or a single unit of accounting in a multiple-element arrangement. Provide the basis for your accounting treatment with reference to ASC 605-25-25-5.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company determined that subscription arrangements represent a single unit of accounting because all service elements are delivered concurrently over the service period to provide an integrated business communications service and none is considered a delivered item to be evaluated as a separate unit of accounting under ASC 605-25-25-5. Since the customer has access to each of the service elements over the full contractual term, the Company defines the deliverable related to all the service elements as a single deliverable over the contractual term taken as a whole rather than individual deliverables associated with each rendering of repetitive service elements. This definition is consistently applied to all service elements including usage of minutes because all RingCentral Office plans and editions include unlimited local and long distance minutes and customers generally do not exceed usage limits included in the Company’s other plans (i.e., RingCentral Professional and RingCentral Fax). The Company further respectfully advises the Staff that should any service element be considered a separate unit of accounting, the Company believes there would be no material difference in the amount of revenue recognized during the reporting period because each unit of accounting would be recognized over the same contractual term whether measured on a straight-line or usage basis.

11.	We note your response to prior comment 35 that explains the fees for usage that exceed the plan limits are recognized as the underlying usage occurs, while you indicate in your registration statement on page F-11 that these fees are recognized over the expected usage term. Please clarify. In addition, please tell us how the expected usage term is determined and how it differs from the contractual service term of the fixed subscription fee. Finally, please tell us the rationale for the different revenue recognition patterns for the fixed subscription fees and fees for the usage that exceeds the plan limits and any pricing distinctions between these two fees.

Securities and Exchange Commission

Re: RingCentral, Inc.

August 26, 2013

The Company acknowledges the Staff’s comment and advises the Staff that the expected period of usage is based on an analysis of actual historical usage patterns associated with overage billings, which were recognized ratably over a weighted-average period of 37 days for the year ended December 31, 2012, and approximates actual usage of the additional purchased minutes or pages. The Company further informs the Staff that only RingCentral Professional and RingCentral Fax subscription plans impose limits on the amount of minutes covered by the fixed subscription fee. As the Company advised in the response to comment 10, customers generally do not exceed usage limits as evidenced by the balance of deferred revenue related to usage-based fees, which the Company advises the Staff was $0.1 million as of June 30, 2013. When usage exceeds the limits during the term, the Company bills the customer for additional usage priced on a per-minute basis. As the usage-based fee is priced on a per-minute basis and any unused amounts from overage billings can be rolled over to the next renewal term if the subscription is not cancelled by the customer, the Company determined that this variable component of the total subscription fees should be recognized over the usage term. Accordingly, the Company believes that recognizing the fixed subscription fees on a straight-line basis over the contractual term and the variable usage-based fees over the expected usage term represents the best pattern of revenue recognition for the subscription services.

12.	We note your response to prior comment 37. You indicate that the terms of revenue recognition through resellers are “substantially” the same as the terms of revenue recognition through your direct sales channel. Please clarify why the terms are only “substantially” the same and how the terms are different. Additionally, please discuss the analysis of ASC 605-45-45-7 from the perspective of the Company. We note the analysis has been discussed from the perspective of the reseller. Finally, please clarify who controls the product specifications in regards to ASC 605-45-45-11.

The Company acknowledges the Staff’s comment and advises the Staff that while some terms in reseller arrangements may vary, such as the responsibility for billing or coordinating end customer support inquiries, they do not impact the timing or method of revenue recognition. In response to the Staff’s comments, the Company has revised the disclosures on pages 74 and F-13 of the Registration Statement to provide a description of how revenue recognition criteria are met for each deliverable sold through reseller arrangements.

The Company further advises the Staff that, in all of the Company’s reseller arrangements, if an end customer does not accept the product or service, the Company is not obligated to compensate the reseller, which is not an indicator for gross revenue reporting under ASC 605-45-45-7. Nevertheless, the Company believes it is subject to general inventory risk under ASC 650-45-45-7 as it is the supplier of the services and is required to build and maintain an infrastructure necessary to fulfill the services whether or not resellers enroll end customers. As a result, the Company determined that general inventory risk under reseller arrangements is an overall indicator of gross reporting.

Securities and Exchange Commission

Re: RingCentral, Inc.

August 26, 2013

In addition, the Company advises the Staff that in all of the Company’s reseller arrangements, the Company controls the nature, type, characteristics and specifications of the products and services offered to end customers by resellers which is an indicator of gross reporting under ASC 605-45-45-11. The products and services sold through resellers do not contain incremental features different than those features available to direct customers.

13.	We note your revised disclosure in response to prior comment 37. Further revise to describe when the revenue recognition criteria are met for each deliverable sold through your reseller arrangements.

In response to the Staff’s comment, the Company has revised the disclosures on pages 74 and F-13 of the Registration Statement to provide a description of how revenue recognition criteria are met for each deliverable sold through reseller arrangements.

* * * * *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct any questions or comments regarding the Company’s response or the Registration Statement to me or Nathaniel P. Gallon at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper Jeffrey D. Saper

Enclosures

cc. (w/enclosures):	Vladimir G. Shmunis
John H. Marlow
RingCentral, Inc.

Nathaniel P. Gallon
Wilson Sonsini Goodrich & Rosati, P.C.

Securities and Exchange Commission

Re: RingCentral, Inc.

August 26, 2013

Eric C. Jensen
Andrew S. Williamson
Cooley LLP